Mail Stop 6010

January 11, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

       Re: **NP Capital Corp.**
               Registration Statement on Form SB-2
               Filed December 18, 2007
               File No. 333-148155

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Reconcile the number of shares you are registering to underlie warrants with the number of warrants actually outstanding, as evidenced on page F-21 of your financial statements. We note that some selling shareholders did not receive warrants. Please revise throughout the filing, and correct the amount of proceeds you will receive upon full warrant exercise.

Prospectus Summary, page 3

2.   Please clarify what you mean by a "targeted portfolio" of solar products.

3.   Please describe your anticipated customer base for the solar products you plan to offer.

4.   You state that you will buy solar electric power products from manufacturers and then resell them, but you also state that you will develop solar products and technologies. Please briefly explain how you intend to develop solar products, and clarify that you have not yet developed or sold any products.

5.   Revise the caption "Description of Private Placements being Registered" to clarify that the shares you are registering for resale were issued in the private placements you are describing. In your description of the private placements, also disclose the issuance of warrants and the relationship of the warrants to the common stock.

6.   Please disclose the date or dates in which you issued the 10,314 shares for services, the services rendered, and the recipient(s) of the shares.

Risk Factors, page 4

7.   Revise your risk factors section to accurately reflect the current status of your business. For example (and these are only a few examples), references to declines in revenues, expansion of product offerings, decrease in customers, and dependence on suppliers should be revised to clarify that you do not currently have any revenues, products, customers or suppliers.

Additional financing may be necessary…, page 4

8.   The last paragraph should be located under a separate risk factor caption.

Use of Proceeds, page 18

9.   Please disclose how you intend to use any proceeds you may receive from the exercise of the warrants.

Management's Discussion and Analysis, page 19

10.   Expand the first paragraph to disclose the operations of NP Capital Corp. since its formation on June 20, 2006. Identify the officers and directors at the time of formation. Explain the business reason for investing in Envortus and the source of the related funding in 2006. Disclose the amount that has been paid to date to NP Capital on the remaining note.

11.   Please expand your disclosure under "Liquidity and Capital Resources" on page 22 to include known trends, commitments or uncertainties that will likely after your liquidity. Your discussion should include how the salaries of Isabelle Christensen and Dell Jones, as disclosed in Note 10 of your July 31, 2007 financial statements, will affect your liquidity.

12.   Please expand your disclosure to indicate how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months.

Business, page 24

13.   Please explain briefly in the third paragraph on page 24 what you mean by "utility networks" and "end-user environments."

14.   Expand to provide investors with a realistic timeframe for how and when you will begin to generate revenues. Also, explain how you intend to fund and implement your strategy.

15.   On page 27, identify your full time employee and the position held if you are referring to a corporate officer.

Management, page 28

16.   If either member of management does not devote full time to the business of this registrant, expand to disclose.

17.   We note that Messrs. Holt and Surette became officers in July, 2007. Please tell us who the officers of the registrant were since inception. We may have further comments.

18.   Expand to disclose the material terms of the employment of Ms. Christensen and Messrs. Jones and Surette.

Director & Officer Compensation, page 29

19.   Identify each founder and member of management who received shares, and state the number of shares each received. Also disclose the dates the shares were issued.

Certain Relationships and Related Transactions, page 30

20.   Disclose all issuances to date of shares to your officers and/or directors, identifying the recipient, the reason for the issuance, the number of shares received, the consideration paid, and the date of the issuance, including, for example, the share issuances in note 10 on page F-12.

21.   In regards to the disclosure relating to the convertible debenture with Envortus, Inc., please disclose:
   - the names and positions of the officers in Envortus that are "related persons" under Item 404(a) of Regulation S-B;
   - the percentage ownership that the related persons have in Envortus;
   - the terms and conditions of the note payable, including the amount of interest paid to date and the rate of interest;
   - the amount that the company controlled by Paul Cox paid for the debenture;
   - the name of the company controlled by Paul Cox
   - all losses incurred by the registrant in connection with these transactions.

22.   Please file the convertible debenture and related agreements, including the note payable, as exhibits.

23.   Please expand the disclosure in the last paragraph on page 30 to explain the relationship between these agreements.

Selling Stockholders, page 34

24.   Revise footnote 3 to clarify whether the number listed in the table includes both the shares currently held *and* the shares that each selling shareholder will receive upon exercise of the warrants.

Available Information, page 35

25.   Please disclose your website address. Refer to Item 101(c)(3) of Regulation S-B.

Index to Financial Statements, page 35

26.   The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. An updated accountant's consent should be included with any amendment to the filing.

Balance Sheets, page F-2

27.   Please revise the filing to clearly disclose the cumulative net loss reported as "deficit accumulated during the development stage" to comply with paragraph 11(a) of SFAS 7. Please also apply this comment to the balance sheet on page F-14.

Statement of Stockholders' Equity, page F-5

28.   Please revise to provide details of the date of each share issuance and the basis for assigning amounts for each issuance of non-cash consideration as required by paragraph 11(d) of SFAS 7. Please also apply this comment the statement of shareholders' equity found on page F-16.

Note 6. Stockholders' Equity, page F-10

29.   We note that the founder shares were not issued until the fiscal year ended July 31, 2007 and at July 31, 2006, no shares were issued or outstanding. Please tell us the equity structure of the company at inception and at July 30, 2006 and also who controlled the company at that time. Furthermore, please revise the filing to clearly disclose the date the founder shares were issued.

30.   We reference various issuances of common stock and warrants for executive compensation, services, and as part of private stock placements. Please revise the filing to clearly disclose how you accounted for each issuance and how each issuance was valued, whether by the fair value of services rendered or the fair value of the common stock issued. Please also tell us how the fair value of the common stock was determined. Furthermore, please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to fair value the issuance and fair value of the stock at the date of issuance.

31.   We note your presentation of the account "common stock payable" as part of shareholders' equity. Please revise the filing to include additional details of this transaction, including when the transaction occurred, when the common shares were actually issued and when the consideration was received. Furthermore,

please tell us whether the transaction could be rescinded and the payment returned to the investors. Lastly, please tell us your consideration of reporting the common stock payable as a liability at July 31, 2007.

Subsequent Events, page F-24

32. We note that you are negotiating with two solar install companies to purchase substantially all their assets and assume their liabilities. Tell us more about these negotiations, including the terms and conditions of these potential purchases and the anticipated closing dates.

Exhibits

33. Please file as an exhibit the agreement with Bangkok Solar Co., Ltd.

Exhibits 4.1 and 4.2

34. These exhibits appear to be the same. Please tell us why they were submitted as separate exhibits. Also, refile dated and executed copies.

35. At an appropriate location in the filing, revise the disclosure to identify the parties to these (or this) agreement (110784655 B.C.LTD and 0784655 B.C. LTD) and their affiliation with any of your officers and/or directors. Also ensure that your disclosure regarding these agreements clearly describes the material terms.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Gregory Schenzia, Esq.
        Sichenzia Ross Friedman Ference LLP